NextMart, Inc.

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang’an Avenue, Dongcheng District

Beijing, 100738 PRC

October 28, 2010

Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:

Nextmart, Inc.
-Form 10-K for the Fiscal Year ended September 30, 2009 (“10-K”)
-Form 10-Q for the Quarterly Period ended March 31, 2010 (“10-Q”)

Dear Mr. Mew:

This letter responds to the Staff’s comment letter dated September 28, 2010 regarding the above referenced filing.   For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

Form 8-K/A dated March 31, 2010 filed on May 14, 2010.

1. We will amend the Form 8-K/A disclosure to reflect that the fair value of the net assets held for sale is $2,070,405.

Form 10-Q for the period ended March 31, 2010.

2. We will revise our disclosure in the stated Form 10-Q to reflect that that the fair value of the net assets held for sale is $2,070,405.

3. In subsection 3) of Note 8 to the stated Form 10-Q, we state “…The net assets being sold do not include the subsidiaries cash, office furniture and equipment, and third party creditor’s rights and third party debts, which shall remain the subsidiary’s property…” The statement at issue pertains only to  Cancer Institute of China Ltd and China Cancer Institute Ltd. The net assets transferred of these two subsidiaries did not include the cash, property and equipment.

4. The amount represents the loss of disposal of subsidiaries in connection with the transaction with Hua Hui as reported in our 2009 year end audit.

5. The company chose to apply its standard accounting practices for the calculation of impairment losses on the outstanding receivables included in the net assets held for sale on March 31, 2010. The assumptions underlying those accounting practices with regards to calculating impairment on account receivables is a as follows:

a)   for account receivables over 3 years old we would expect to recover only up to 30% of the book value of the amount.

b)   for account receivables from 1-3 years old we would expect  the range of impairment loss would could expect to receive anywhere from 100% to 70% of the outstanding amount

Using these basic principles and taking into account all relevant information reflecting past events and current conditions, the company calculated the carrying amount for each of the outstanding amounts.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have.  Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Very truly yours,

Nextmart, Inc.

/s/ Carla Zhou

By Carla Zhou, CFO

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